

ERSTE BANK
DER OESTERREICHISCHEN
SPARKASSEN AG

Graben 21
1010 Wien
Tel.: +43 (0)5 0100 - DW
Fax: +43 (0)5 0100 9 - 10100

Firmensitz Wien
Gerichtsstand Wien
FB-Nr. 33209 m
DVR 0031313, BLZ 20111

FAX-ÜBERMITTLUNG/TRANSMISSION

Absender/From		Empfänger/To	
Firma	Erste Bank	Firma	SEC
Abteilung/Firma dept.	Investor Relations	Abteilung/Firma dept.	Office of International Corporate Finance
Mitarbeiter/ attn.		Mitarbeiter/ attn.	Paul Dudek
Telefon	+43 (0)5 0100 - 17693	Fax	+1 202 772 9207
Fax	050100 9 - 13112		
E-Mail	investor.relations@erstebank.at		

Sie erhalten
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Nachricht/Message

Erste Bank, Commission file no. 82-5066
"Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Please find attached an Erste Bank investor release.

Kind regards

IR Team
Erste Bank der oesterreichischen Sparkassen AG
OE 397/Investor Relations

A-1010 Wien, Milchgasse 1
Phone: + 43 (0) 50 100 - 17693
Fax: + 43 (0) 50 100 - 913112
mailto:investor.relations@erstebank.at
http://www.erstebank.at/ir

Datum/Date: **20.12.2005**



INVESTOR INFORMATION

Vienna, 13 December 2006

Erste Bank moves to optimise organisational structure

Supervisory Board gives green light to organisational changes for implementation by mid-2008

At its meeting today, the Supervisory Board of Erste Bank der oesterreichischen Sparkassen AG gave approval for an adjustment of Erste Bank's organisational structure to reflect the Group's greatly expanded geographic presence. Through its systematic expansion in Central and Eastern Europe over recent years, the Group has reached a scale that necessitates the centralisation of important management and information processes in an overarching structure that will safeguard efficient enterprise-wide decision-making and execution.

This restructuring will unfold in two stages:

- By the middle of 2007, the organisational prerequisites will be put in place for the creation of an operating holding company that, in its final form, will hold all banking interests.
- In 2008, after migrating the IT systems, Erste Bank will, based on the resolutions of the Annual General Meeting, be converted to the legal target structure of a holding company, with the Austrian business as a separate legal entity.

The main reason for proceeding in two stages is the required migration of IT systems, coupled with the wish to avoid delays in ongoing projects highly dependent on information technology support.

The Chairman of the Supervisory Board, Heinz Kessler, stated that the reorganisation will give Erste Bank "an efficient structure consistent with its size that will facilitate the exploitation of synergies and heighten the customer focus of the individual banking subsidiaries".

Andreas Treichl, Chief Executive Officer of Erste Bank, commented that the approval of the Supervisory Board is an "important step towards harnessing the potential that Erste Bank has created by its expansion into the growth markets of Central and Eastern Europe in the best possible way for customers, employees and shareholders".

Holding company will have strategic and operating functions

The holding company will combine all steering functions for the Group. It will also make available the infrastructure for the local retail activities. In addition, the Capital Markets (treasury) and Corporate Finance & Investment Banking operating divisions will be concentrated in the holding company. The local retail and corporate business will be conducted by the holding company's subsidiaries Česká spořitelna, Slovenská sporiteľňa, Erste Bank Hungary, Erste Bank Croatia, Erste Bank Serbia and Erste Bank Austria, as well as Banca Comercială Română and Bank Prestige in Ukraine.

In addition to the staff departments, the following Group-wide functions will thus be consolidated in the holding company:

- Risk management
- Group strategy development
- Personnel development
- Group Capital Markets
- Corporate Finance & Investment Banking
- Organisation/IT and settlement functions



- Group-wide performance measurement and finance.

A Group Executive Committee, consisting of the Management Board members of the holding company and the CEOs of the subsidiaries, will ensure the consistent execution of the enterprise-wide business strategies.

Decisions taken on management positions

In addition to the structural matters described, today's Supervisory Board meeting also approved staffing decisions and new arrangements regarding the Management Board members' employment contracts expiring in the middle of 2007. Until the formal implementation of the holding company structure in mid-2008, the currently six-person Erste Bank Management Board will be enlarged to nine members. Three of these Board members will focus on the Austrian franchise, thus anticipating the legal structure targeted for 2008.

Reinhard Ortner, Chief Financial Officer of Erste Bank, and **Erwin Erasim**, Head of Organisation/IT, will retire when their contracts end in the middle of 2007.

At the Supervisory Board meeting, Heinz Kessler thanked Reinhard Ortner and Erwin Erasim for their years of hard work, their contributions to the Group and their extraordinary commitment. "After 23 years, Reinhard Ortner is retiring from what has been one of the longest tenures of any management board member of an Austrian bank", said Kessler. "In his long career at what first was "Die Erste österreichische Spar-Casse" and then became Erste Bank", continued Kessler, "Reinhard Ortner had a hand in shaping all of the Group's major strategic business decisions and thus played a key part in achieving Erste Bank's present-day stature and positioning in the growth markets of Central and Eastern Europe." Referring to Erwin Erasim, Kessler commented that "in the last 6 years, from the acquisition of Slovenská sporiteľňa in 2001 until the acquisition of Banca Comercială Română, he has been instrumental in building the organisational and technological platform behind the strong and successful growth of Erste Bank Group."

Peter Kisbenedek, Herbert Juranek, Peter Bosek and Thomas Uher were newly appointed to the Management Board, joining the existing Board members Andreas Treichl, Elisabeth Bleyleben-Koren, Franz Hochstrasser and Bernhard Spalt. All members of the Management Board were appointed by the Supervisory Board for a five-year term beginning 1 July 2007.

Members of the Management Board of the future Erste Bank Group:

- **Andreas Treichl** will be Chief Executive Officer of the Erste Bank Group.
- **Peter Kisbenedek** (42), currently CEO of Erste Bank Hungary, becomes Chief Financial Officer.
- **Franz Hochstrasser** will be in charge of all capital market activities, Trading and Asset Liability Management.
- **Herbert Juranek** (40) will become Group head of Organisation/IT and Settlement. At present he has responsibility for these briefs as Department Head under Erwin Erasim.
- **Bernhard Spalt** will oversee the Group's Risk Management. Until the organisational separation becomes legally effective, he is also chief risk officer for the Austrian operations.
- The Board position for Group-wide Corporate Finance & Investment Banking and for International Business will be filled after the 2007 Annual General Meeting.

Management Board members of Erste Bank in Austria:

- **Elisabeth Bleyleben-Koren,** currently Deputy Chairwoman of the Management Board, will head Erste Bank's Austrian operations under the new structure.



- **Peter Bosek** (38), currently Department Head, Retail, will have the Board seat for the Austrian Retail business.
- **Thomas Uher** (41), currently CFO of Österreichische Bundesforste, returns to the banking industry and will head the Small and Medium Enterprise business in Austria. From 1989 to 1997 he held management positions at Creditanstalt, where he was responsible for the international business at its Czech subsidiary and subsequently was a member of the management board in the Slovak Republic. Following the formal implementation of the holding company structure, Thomas Uher will be the deputy head of the Austria business.

According to the by-laws, the Supervisory Board also resolved the question of management board succession at the affected banking subsidiaries. Subject to the necessary local board decisions and the approval of the respective supervisory authorities, **Gernot Mittendorfer** (42), currently CEO of Salzburger Sparkasse, will succeed **Jack Stack** as CEO of Česká spořitelna as of 1 July 2007. Mittendorfer thus returns to Prague, where he headed several business units of Erste Bank Czech Republic and subsequently was the board member in charge of corporate business at ČS until 2004.
In Hungary, **Edith Papp** (43) will take over from Peter Kisbenedek as Chief Executive Officer of Erste Bank Hungary as of 1 January 2007. She is currently responsible for Corporates and Treasury on the management board of EBH.

Final structure from mid-2008

From mid-2008, with the legal split of the holding company from Erste Bank's Austrian operations, all local banks will be placed under the holding company, where they will be of equal organisational rank. The rearrangement of the Group structure will also entail adjustments to the organisational structures of the local banking subsidiaries in order to reflect the greater emphasis on customer focus. Group-level functions such as Risk Management, Organisation/IT, Corporate Finance and Investment Banking will be centrally managed by the holding company.

Direct subsidiaries of the holding company will be those Austrian companies which

- provide Group-wide services, such as s IT-Solutions, Group IT Operations, s DIS, s Proserv and ecetra
- have a close functional connection to the two business areas operated by the holding company, such as the leasing subsidiary Immorent.

Subsidiaries directly assigned to Erste Bank Austria will be all those companies focusing on retail or SME clients, including among others s Versicherung, s Bausparkasse, s Wohnbaubank and EBV-Leasing. Likewise, Erste Bank Austria will retain the wholly-owned savings banks (Tiroler Sparkasse, Salzburger Sparkasse, Sparkasse Hainburg/Neusiedl) and those savings banks of which Erste Bank is a part owner.

Implementation process

The first stage, to mid-2007, will see the creation of the organisational basis for setting up a holding company structure. This means:

- The organisational separation of the pre-existing Group functions from the functions dedicated only to the Austria business
- The creation of the management structures and the establishment of the structural and human resources for the new Group functions at the holding company
- The detailed preparation for the IT implementation projects beginning in the first quarter of 2007 that will pave the way for the migration.



The goal is that, by the beginning of July 2007, the legal entity Erste Bank der oesterreichischen Sparkassen AG will consist of two organisations that will in effect already be operating separately. By the time of the final conversion of these organisations to the legal target structure in the middle of 2008, the IT systems will be migrated and the entire structure will be fine-tuned.

The new structure will not lead to any changes in Erste Bank's visual identity or in how clients do business with the Group and will thus have no impact on customers of the Erste Bank Group.

For more information, please contact:
Erste Bank, Investor Relations
Graben 21, 1010 Vienna, Austria, Fax: ++43 (0) 5 0100 Ext. 13112
Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstebank.at
Josef Kerekes, Tel. +43 (0) 5 0100 Ext. 16878, E-mail: josef.kerekes@erstebank.at

This release is also available on our website at http://www.erstebank.com/investorrelations in the news section.



ERSTE BANK
DER OESTERREICHISCHEN
SPARKASSEN AG

Graben 21
1010 Wien
Tel.: +43 (0)5 0100 - DW
Fax: +43 (0)5 0100 9 - 10100

Firmensitz Wien
Gerichtsstand Wien
FB-Nr. 33209 m
DVR 0031313, BLZ 20111

FAX-ÜBERMITTLUNG/TRANSMISSION

Absender/From		Empfänger/To	
Firma	Erste Bank	Firma	SEC
Abteilung/Firma dept.	Investor Relations	Abteilung/Firma dept.	Office of International Corporate Finance
Mitarbeiter/ attn.		Mitarbeiter/ attn.	Paul Dudek
Telefon	+43 (0)5 0100 - 17693	Fax	+1 202 772 9207
Fax	050100 9 - 13112		
E-Mail	investor.relations@erstebank.at		

Sie erhalten
Transmission consists of

Seite(n) einschließlich dieser.
page(s) including this.

Nachricht/Message

Erste Bank, Commission file no. 82-5066

"Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)"

Please find attached an Erste Bank investor release.

Kind regards

IR Team
Erste Bank der oesterreichischen Sparkassen AG
OE 397/Investor Relations

A-1010 Wien, Milchgasse 1
Phone: + 43 (0) 50 100 - 17693
Fax: + 43 (0) 50 100 - 913112
mailto:investor.relations@erstebank.at
http://www.erstebank.at/ir

Datum/Date: **20.12.2005**


ERSTE
BANK

INVESTOR INFORMATION

Vienna, 12 December 2006

Successful result of BCR employee share purchase offer

BCR employees now hold more than 1% of Erste Bank

On 1 November 2006 Erste Bank der oesterreichischen Sparkassen ("Erste Bank") launched its offer to buy BCR employee shares or to swap them into Erste Bank shares. By the end of the offer period on 24 November 2006, 12,197 of the approximately 13,000 Banca Comercială Română ("BCR") employee shareholders had accepted the offer[*].

Out of a total of 63,397,500 BCR employee shares (representing 8% of BCR's share capital) 57,313,356 shares, accounting for 7.2% of BCR's share capital, have been traded with Erste Bank.

About one third (19.6 million) of the traded shares were sold to Erste Bank at the offer price of EUR 6.50 per share for a total of close to EUR 130 million in cash.

Approximately two thirds (37.7 million shares) were swapped into Erste Bank shares at an exchange ratio of 6:1. Consequently, Erste Bank will issue 6,287,236 new shares in a capital increase against contribution in kind, representing a 2% increase of the bank's share capital. Subject to regulatory approval, the new shares will be listed on the Vienna and Prague Stock Exchanges on Monday, 18 December 2006.

As part of the share swap offer, the new shareholders had the possibility to immediately sell back up to half of their newly acquired Erste Bank shares to Erste Bank. About 34% of the newly issued Erste Bank shares were sold back to Erste Bank under this option. The remaining Erste Bank shares received through the share swap are subject to a lock-up period of one year.

As a result of the BCR employee share purchase offer, Erste Bank's holding in BCR has now increased from 61.88% to 69.11%.

"We are very happy that such a large number of BCR employee shareholders have chosen to become shareholders of Erste Bank. With about 1.5% of Erste Bank shares now owned by employees of the group in CEE and the subsequent increase of total employee ownership to around 3%, we have made good progress towards our goal of at least 5% employee participation in our company," said Andreas Treichl, CEO of Erste Bank.

The settlement of the transaction is already ongoing. It is expected that the whole transaction will be concluded by the 22nd of December 2006.

In addition to the new shares issued in conjunction with the BCR share purchase offer, a further 62,774 shares have been issued as part of Erste Bank's employee share option schemes (MSOP). These shares are also expected to start trading on 18 December 2006. Erste Bank's new total number of shares as of that date will therefore be 315,305,615.

For more information, please contact:
Erste Bank, Investor Relations
Graben 21, 1010 Vienna, Austria, Fax: ++43 (0) 5 0100 Ext. 13112
Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstebank.at
Josef Kerekes, Tel. +43 (0) 5 0100 Ext. 16878, E-mail: josef.kerekes@erstebank.at

This release is also available on our website at http://www.erstebank.com/investorrelations in the news section.

[*] For full offer details please refer to the EB release of 31 October 2006